Ballard Power Systems

News Release

Ballard Announces 2008 Operating Achievements and 2009 Outlook Conference Call

For Immediate Release – January 21, 2009

VANCOUVER, CANADA — Ballard Power Systems (TSX: BLD; NASDAQ: BLDPD) will hold a conference call to discuss its 2008 operating achievements and provide an outlook for 2009 on Tuesday, January 27, 2009 at 8:00 a.m. PST (11:00 a.m. EST).

Access to the call may be obtained by calling the operator at 604-638-5340 before the scheduled start time. A playback version of the call will be available for 24 hours after the call at 604-638-9010. The confirmation number to access the playback is 6325#. The simultaneous audio web cast can be accessed at http://services.choruscall.com/links/ballard090127.html and will be archived for replay.

About Ballard
Ballard Power Systems (TSX: BLD; NASDAQ: BLDPD) is recognized as a world leader in the design, development, manufacture and sale of clean energy fuel cell products. Ballard’s mission is to accelerate fuel cell product adoption. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

As per NASDAQ rules, for a period of 20 trading days following the effective date of the arrangement with Superior Plus Income Fund, the company will trade on the NASDAQ Global Market under the symbol “BLDPD” to notify the market that the company has gone through a substitution listing event. Beginning on February 2, 2009, the company will trade again under the usual symbol of “BLDP”.

For further information, or to arrange an interview with a Ballard spokesperson, please contact Amy Harada Bradley at telephone number 604-412-7913 or on e-mail amy.harada@ballard.com. Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.